FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 7, 2005

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated January 7, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: January 7, 2005	By: /s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
7th January, 2005

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES:

Payment for and Settlement of the Convertible Bond Offering

Luxembourg, New York, Stockholm, January 7, 2005 – Millicom International Cellular S.A. (“Millicom”) announces that the proceeds of the offering of US$200 million 4.00 per cent. Convertible Bonds (the “Bonds”) due 2010, convertible into Ordinary Shares and/or SDRs (the “Bond Offering”), which was priced on December 1, 2004, were paid and settled today in the amount of US $195,875,000.

The Bonds, Ordinary Shares and SDRs, including Ordinary Shares or SDRs issuable upon conversion of the Bonds, have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States unless registered under the U.S. Securities Act of 1933 or pursuant to an exemption from registration.

Stabilisation/FSA
This press release has been issued by Millicom International Cellular S.A. and has been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 by the lead manager of the offering.  The lead manager of the offering is acting for Millicom International Cellular S.A. and no one else in connection with the offer of (i) the Ordinary Shares in the form of Ordinary Shares or SDRs and (ii) the Bonds, and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to the proposed offer.

This press release does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for any Ordinary Shares in the form of Ordinary Shares or SDRs, Bonds, or Ordinary Shares or SDRs to be issued upon conversion of the Bonds or other securities.

Marc Beuls
President and Chief Executive Officer
Tel: +352 27 759 327
E-mail: marc.beuls@millicom.com

Andrew Best
Investor Relations
Shared Value Ltd, London
Tel: +44 7798 576 378
E-mail: abest@sharedvalue.net